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Exhibit 99.4

news release

FALCONBRIDGE LIMITED'S BRUNSWICK SMELTER EMPLOYEES
RATIFY COLLECTIVE AGREEMENT

Belledune, New Brunswick, June 21, 2006 — Falconbridge Limited (TSX:FAL) (NYSE:FAL) announced today that employees at Brunswick Smelter, members of United Steelworkers of America, Local 7085, have voted in favour of a new collective agreement. The previous agreement expired on February 28, 2006.

The new contract is a five-year agreement. Highlights of the agreement include:

  •
  A definition of how seniority will apply and how pensions and severances will be provided to workers.

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  Wage increases of 25 cents per hour for each year of the agreement.

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  An increase in the basic pension from $47 per month per year of service to $52 in 2010.

"We are very pleased to have reached agreement with our employees," said Peter Hancock, General Manager Brunswick Smelter.

The Brunswick smelter, located approximately 30 kilometres north of Bathurst, New Brunswick, employs over 400 people, with approximately 300 being members of the USWA-Local 7085.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mineral deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL). Falconbridge's website can be found at www.falconbridge.com.

Contact:
Ian Hamilton
Director, Communications and Public Affairs
(416) 982-7161
ian.hamilton@falconbridge.com
www.falconbridge.com

Roger Clinch
Manager, Communications
Brunswick Mine
(506) 547-6012
clinchr@bms.ca

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FALCONBRIDGE LIMITED'S BRUNSWICK SMELTER EMPLOYEES RATIFY COLLECTIVE AGREEMENT